New Energy Technologies, Inc.

3905 National Drive

Suite 110

Burtonsville, Maryland 20866

Telephone: (800) 213-0689

By Edgar

May 6, 2010

United States Securities and Exchange Commission

100F Street, NE

Washington, D.C. 20548

Attention: H. Christopher Owings, Assistant Director

Mail Stop 4631

Re:       New Energy Technologies, Inc.--Response to Letter dated April 9, 2010 Regarding the Form 10-K for the fiscal year ended August 31, 2009 (File No. 333-127953) filed on December 15, 2009 (the “Form 10-K”).

Dear Sir:

            I am authorized by New Energy Technologies, Inc (the “Company”) to submit the following responses on its behalf to your letter of April 9, 2010 (the “April 9th Letter”) setting forth various comments (collectively, the “Staff Comments”) with respect to the Form 10-K for the fiscal year ended August 31, 2009 (the “Form 10-K”).

We have simultaneously filed an Amended Form 10-K (the “10-K Amendment”) for the fiscal year ended August 31, 2009 and an Amended Form 10-Q (the “10-Q Amendment”) for the quarterly period ended November 30, 2009 addressing the Staff’s Comments as set forth in the April 9th Letter .

1.         Reference to the Private Securities Litigation Reform Act and the safe harbor provisions of Section 21E and 27A have been removed from both the 10-K Amendment and 10-Q Amendment.

2.         We have added the following summary disclosure on page 14 of the 10-K Amendment, which is the same as that included in the Amended Registration Statement.

“Testing of the SolarWindow™ Technology

Researchers at USF set out to determine the performance of the Company’s SolarWindow™ technology, currently under development, against commercially available solar cells when operating under various artificial light conditions. Under all three simulated, artificial lighting conditions in these tests, the Company’s solar module outperformed the three commercially-available solar cells tested.”

We have added the following summary disclosure on page 64 of the 10-K Amendment, which is the same as that included in the Amended Registration Statement.

            “The Company does not have a formal written policy for the review and approval of transactions with related parties. However, the Company’s Code of Ethics and Corporate Governance Principles require actual or potential conflict of interest to be reported to the Chairman of the Board. The Company’s employees are expected to disclose personal interests that may conflict with the Company’s and they may not engage in personal activities that conflict with their responsibilities and obligations to the Company. If any actual or potential conflict of interest is reported, the Company’s entire Board of Directors and outside legal counsel annually review all transactions and relationships disclosed and the Board makes a formal determination regarding each director's independence. If the transaction is deemed to present a conflict of interest, the Board of Directors will determine the appropriate action to be taken.”

3.         We have included the exhibits required by Item 601 of Regulation S-K in the 10-K Amendment and incorporated such exhibits by reference to the Company’s report on Form 10-Q for the quarterly period ended February 28, 2010 as filed with the Commission on April 16, 2010.

Exhibit No.        Description of Exhibit

3.1                      Articles of Incorporation (1)

3.2                      Certificate of Amendment to the Articles of Incorporation changing name to New Energy Technologies, Inc (1)

3.3                      By Laws (1)

4.1                      Securities Purchase Agreement dated February 8, 2008 (1)

10.1                    Employment Termination Agreement with Mr. Cucinelli (1)

10.2                    Employment Agreement dated June 24, 2009 between New Energy Technologies, Inc. and Mr. Meetesh Patel (1)

10.3                    Redacted USF Sponsored Research Agreement (1)

10.4                    Redacted USF Option Agreement (1)

10.5                    Redacted Veryst Agreement (1)

10.6                    Redacted Sigma Design Agreement (1)

10.7                    Amended Form of Stock Option Agreement dated as of December 15, 2009 between Meetesh Patel and New Energy Technologies, Inc, correcting the grant date (1)

10.8                    Amended Form of Stock Option Agreement dated as of December 15, 2009 between New Energy Technologies, Inc. and its non-employee directors, correcting the grant date (1)

31.1                    Certification of Principal Executive Officer and Principal Financial Officer Pursuant to Rule 13(a)-14 of the Securities Exchange Act of 1934, As Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

32.1                    Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 USC. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

            ____________________

            *Filed herewith.

            (1) Incorporated by reference to the Company’s Report on Form 10-Q for the quarterly period ended February 28, 2010 filed with the Commission on April 16, 2010

Form 10-Q for the quarterly period ended November 30, 2009 Item 4T. Controls and Procedures, page 30 (a) Disclosure Controls and Procedures

4.         We have included the following disclosures in the 10-Q Amendment as provided in response to prior comments 4 and 5 in the January 28, 2010 SEC letter.

Item 4T.   Controls and Procedures

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of the Company’s management, including its Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), as of the end of the period covered by this quarterly report. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded as of November 30, 2009 that the Company’s disclosure controls and procedures were not effective such that the information required to be disclosed in the Company’s United States Securities and Exchange Commission (the “SEC”) reports is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

During the review of the Company’s consolidated financial statements for the quarter ended November 30, 2009, the Independent Registered Public Accounting Firm identified an error in the Company’s calculation of the fair value of the Class F Callable Warrants as of November 30, 2009, resulting in a material adjustment to the financial statements that was required to appropriately account for the Company’s warrant liability.   The Company measures the fair value of the Class F Callable Warrants using the Black-Scholes pricing model.  When calculating the volatility of the Company’s common stock, the Company, in error, used the historical stock prices for the wrong company.  The difference between the fair value of the Class F Callable Warrants using the correct volatility and the incorrect volatility resulted in a material adjustment.  The Independent Registered Public Accounting Firm discovered this error while performing their review procedures of the financial statements for the quarter ended November 30, 2009.

As a result, the Company has concluded that there is a material weakness regarding its internal control over financial reporting.  In this regard, the Company has implemented a change in its internal review process in order to enhance its effectiveness and to mitigate any further weaknesses (please refer to (b) below).

(b) Internal Control over Financial Reporting

There were changes in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act), that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.  As described in (a) above, subsequent to November 30, 2009, the Company has implemented an additional review process whereby the Chief Financial Officer reviews the Black Scholes models, recalculating the fair value for all equity instruments.  The Company believes that this additional level of review will be effective in mitigating any further material weaknesses.

The Company acknowledges that the material weakness existed as of November 30, 2009.  However, the Company has completed testing of its remediation efforts and has concluded that as of February 28, 2010, the improvement to the Company’s internal controls over financial reporting was effective and that the material weakness discussed above did not exist at the quarterly period ended February 28, 2010.

Very truly yours,

New Energy Technologies, Inc.

By: /s/ Meetesh Patel

Meetesh Patel

President and Chief Executive Officer

cc. Joseph Sierchio, Esq.